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                                  SCHEDULE 13D

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CUSIP NO. 871951                                              PAGE 1 OF 9 PAGES
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                                  UNITED STATES                ----------------
                       SECURITIES AND EXCHANGE COMMISSION        OMB APPROVAL
                             WASHINGTON, D.C. 20549            ----------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. __1___)


                             SYMPHONIX DEVICES, INC.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                   871951 10 9
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                                 (CUSIP Number)



                             APAX EXCELSIOR VI, L.P.
                                 445 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 753-6300
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               NOVEMBER 10, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /


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                                                              PAGE 2 OF 9 PAGES
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 1     NAME OF REPORTING PERSONS                         APAX Excelsior VI, L.P.
       S.S. or I.R.S. IDENTIFICATION NO.
       OF ABOVE PERSONS

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 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [X]

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 3     SEC USE ONLY

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 4     SOURCE OF FUNDS*                                                       WC

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 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              / /
       PURSUANT TO ITEMS 2(D) OR 2(E)

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 6     CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

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                                 7   SOLE VOTING POWER                 2,390,010

      NUMBER OF                 ------------------------------------------------
       SHARES                    8   SHARED VOTING POWER                       0
    BENEFICIALLY
      OWNED BY                  ------------------------------------------------
        EACH                     9   SOLE DISPOSITIVE POWER            2,390,010
      REPORTING
     PERSON WITH                ------------------------------------------------
                                10   SHARED DISPOSITIVE POWER                  0

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 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY                          2,390,010
       EACH REPORT PERSON

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 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                         / /
       EXCLUDES CERTAIN SHARES*

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 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  12.1%

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 14    TYPE OF REPORTING PERSON*                                              PN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                                                              PAGE 3 OF 9 PAGES
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 1     NAME OF REPORTING PERSONS                APAX Excelsior VI Partners, L.P.
       S.S. or I.R.S. IDENTIFICATION NO.
       OF ABOVE PERSONS

--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS*                                                       WC

--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              / /
       PURSUANT TO ITEMS 2(D) OR 2(E)

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 6     CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

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                                 7   SOLE VOTING POWER                 2,460,630

      NUMBER OF                 ------------------------------------------------
       SHARES                    8   SHARED VOTING POWER                       0
    BENEFICIALLY
      OWNED BY                  ------------------------------------------------
        EACH                     9   SOLE DISPOSITIVE POWER            2,460,630
      REPORTING
     PERSON WITH                ------------------------------------------------
                                10   SHARED DISPOSITIVE POWER                  0

--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY                          2,460,630
       EACH REPORTING PERSON

--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                         / /
       EXCLUDES CERTAIN SHARES*

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 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  12.5%

--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*                                              PN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                                                              PAGE 4 OF 9 PAGES
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 1    NAME OF REPORTING PERSONS or                  Patricof & Co. Managers Inc.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS



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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [X]

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 3    SEC USE ONLY

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 4    SOURCE OF FUNDS*                                                        WC

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 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               / /
      PURSUANT TO ITEMS 2(D) OR 2(E)

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 6    CITIZENSHIP OR PLACE OF ORGANIZATION                              New York

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                                 7   SOLE VOTING POWER                 2,460,630

      NUMBER OF                 ------------------------------------------------
       SHARES                    8   SHARED VOTING POWER                  0
    BENEFICIALLY
      OWNED BY                  ------------------------------------------------
        EACH                     9   SOLE DISPOSITIVE POWER            2,460,630
      REPORTING
     PERSON WITH                ------------------------------------------------
                                10   SHARED DISPOSITIVE POWER                  0

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 11   AGGREGATE AMOUNT BENEFICIALLY OWNED                              2,460,630
      BY EACH REPORTING PERSON

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 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                          / /
      EXCLUDES CERTAIN SHARES*

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 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   12.5%

--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*                                               CO

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                                                              PAGE 5 OF 9 PAGES
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 1    NAME OF REPORTING PERSONS       Patricof Private Investment Club III, L.P.
      S.S. or I.R.S. IDENTIFICATION
      NO. OF ABOVE PERSONS

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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY

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 4    SOURCE OF FUNDS*                                                        WC

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               / /
      PURSUANT TO ITEMS 2(D) OR 2(E)

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 6    CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware

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                                 7   SOLE VOTING POWER                    70,620

      NUMBER OF                 ------------------------------------------------
       SHARES                    8   SHARED VOTING POWER                  0
    BENEFICIALLY
      OWNED BY                  ------------------------------------------------
        EACH                     9   SOLE DISPOSITIVE POWER               70,620
      REPORTING
     PERSON WITH                ------------------------------------------------
                                10   SHARED DISPOSITIVE POWER                  0

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 11   AGGREGATE AMOUNT BENEFICIALLY OWNED                                 70,620
      BY EACH REPORTING PERSON

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 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                         / /
      EXCLUDES CERTAIN SHARES*

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 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    0.4%

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 14   TYPE OF REPORTING PERSON*                                               PN

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                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                                                              PAGE 6 OF 9 PAGES
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This Schedule 13D is being filed pursuant to Rule 13D-1(a)(1) of Regulation
13D-G of the General Rules and Regulations of the Securities and Exchange Act of 1934, as amended, on behalf of (i) Patricof & Co. Managers Inc., a New
York corporation ("PCM"), (ii) APAX Excelsior VI Partners, L.P., a Delaware limited partnership of which PCM is the general partner ("AEP"), (iii)
Patricof Private Investment Club III, L.P., a Delaware limited partnership of which AEP is the general partner("PPIC") and(iv) APAX Excelsior VI, L.P. a Delaware limited partnership of which AEP is the general partner ("AE," and collectively with PCM, AEP and PPIC the "Reporting Persons") to report the acquisition by PPIC and AE of beneficial ownership of in excess of five percent (5%) of the Common Stock of Symphonix Devices, Inc. (the "Reportable Transaction") as a result of the acquisition by AE of 2,039,010 shares of Common Stock of Symphonix Devices, Inc.("Symphonix") and the acquisition by PPIC of 70,620 shares of Common Stock of Symphonix.

ITEM 1.  SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $0.001 per share (the "Common Stock") of Symphonix Devices, Inc., a Delaware corporation. The address of the principal executive offices of Symphonix is 2331 Zanker Road, San Jose, California 95131-1107.

ITEM 2.  IDENTITY AND BACKGROUND

Information as to each executive officer and director of PCM is set forth on Schedule A hereto and is incorporated herein by this reference. As stated above, PCM is the general partner of AEP, and AEP is the general partner of AE.

    (a)  Name of Person

           (i)  Patricof & Co. Managers Inc.
          (ii)  APAX Excelsior VI Partners, L.P.
         (iii)  APAX Excelsior VI, L.P.
          (iv)  Patricof Private Investment Club III, L.P.

    (b) Place of Organization, Principal Business and Address of Principal Business and Principal Office:

           (i) PCM is a privately held New York corporation the purpose of which to act as the general partner of AEP. PCM's principal business and office address is 445 Park Avenue, New York, New York 10022.

          (ii) AEP is a Delaware limited partnership the purpose of which is to act as the general partner of AE. AEP's principal business and office address is 445 Park Avenue, New York, New York 10022.

         (iii) AE is a Delaware limited partnership and is a private equity limited partnership. AE's principal business and office address is 445 Park Avenue, New York, New York 10022.

          (iv) PPIC is a Delaware limited partnership and is a private equity limited partnership. PPIC's principal place of business and office address is 445 Park Avenue, New York, New York 10022.


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                                                              PAGE 7 OF 9 PAGES
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    (c)  Legal Proceedings

         None of the Reporting Persons nor, to the best of each Reporting Person's knowledge, any person named on Schedule A hereto, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Prior to November 10, 2000, none of the Reporting Persons beneficially owned any shares of Common Stock. Pursuant to the Common Stock Purchase Agreement, dated as of September 18, 2000, by and between Symphonix, AE, PPIC and certain other persons signatory thereto (the "Purchase Agreement"), AE purchased from Symphonix 2,390,010 shares of Common Stock and PPIC purchased 70,620 shares of Common Stock for an aggregate purchase price of $10,000,000.32. The source of the funds used for AE's and PPIC's purchase of the shares of Common Stock was working capital, all of which was AE's and PPIC's own funds, respectively.

ITEM 4.  PURPOSE OF TRANSACTION

    The shares of Common Stock purchased by AE and PPIC were acquired for investment purposes and not with the present intention of acquiring control of Symphonix's business.

    Although upon purchase of the shares of Common Stock AE obtained the right to appoint one person to Symphonix's Board of Directors, such right will not result in AE controlling the Board of Directors or Symphonix's business.

    Pursuant to the Purchase Agreement, AE acquired an aggregate of 2,390,010 shares of Common Stock and PPIC acquired 70,620 shares of Common Stock. As of November 10, 2000, the outstanding Common Stock of Symphonix consisted of 19,685,040 shares of Common Stock.

    Assuming the conditions set forth in the Purchase Agreement are satisfied, AE and PPIC also may acquire additional shares of Common Stock pursuant to certain terms of the Purchase Agreement, which terms are described in Item 6 below.

    The Reporting Persons may from time to time acquire beneficial ownership of additional Common Stock and from time to time cease to have beneficial ownership of Common Stock, depending on price, market conditions, availability of funds, evaluation of alternative investments and other factors. Such acquisitions or dispositions may result from investment decisions by AE or PPIC.


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                                                              PAGE 8 OF 9 PAGES
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    (a) See Cover Pages, Items 11 and 13. AE may be deemed to beneficially own 2,390,010 shares of Common Stock constituting approximately 12.1% of the issued and outstanding Common Stock of Symphonix, and PPIC may be deemed to beneficially hold 0.4% of the issued and outstanding Common Stock of Symphonix.

    As AEP is the general partner of AE and PPIC, AEP may be deemed to be the beneficial owner of the 2,390,010 shares Common Stock beneficially owned by AE and the 70,620 shares of Common Stock beneficially owned by PPIC, for an aggregate of 2,460,630 shares of Common Stock.

    As PCM is the general partner of AEP, PCM may be deemed to be the beneficial owner of the Common Stock beneficially owned by AEP.

    The aggregate percentage of Common Stock reported in Item 13 of the Cover Page is based upon the 19,685,040 shares of Common Stock outstanding as of November 10, 2000, as represented by Symphonix in the Purchase Agreement.

    (b) See Cover Pages, Items 7 through 10. AE is the direct beneficial owner of 2,390,010 shares of Common Stock, PPIC is the direct beneficial owner of 70,620 shares of Common Stock, and each of AEP and PCM is the indirect beneficial owner of 2,460,630 shares of Common Stock.

    (c) Except as described in Item 4 hereof, none of the Reporting Persons has, during the past 60 days, engaged in any transactions in the Common Stock.

    (d)  Not applicable.

    (e)  Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None of the Reporting Persons have any contracts, arrangements, understandings or relationships with Symphonix or with any other person with respect specifically to the securities of Symphonix, except as set forth below.

The description of the Purchase Agreement set forth in Item 4 hereof is hereby incorporated by reference. As described in Item 4, AE purchased 2,390,010 shares of Common Stock and PPIC purchased 70,620 shares of Common Stock pursuant to the Purchase Agreement. AE and PPIC have the right to maintain their percentage interests in the total number of outstanding shares of Common Stock of Symphonix in the event of future sales by Symphonix of additional shares of securities from Symphonix under the terms specified in the Purchase Agreement.

In addition, in the event that the market price of Symphonix declines, Symphonix may be required to issue additional shares of Common Stock to investors, including AE and PPIC, at no additional cost to those investors pursuant to a purchase price adjustment. The purchase price adjustment allows the investors, at any time until November 10, 2002, to calculate an adjusted per share purchase price equal to the average closing market price of the Common Stock as reported on the Nasdaq National Market for the thirty-three
(33) consecutive trading days immediately preceding the date of the adjustment. Those investors who desire to participate in this purchase price adjustment will receive additional shares of


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                                                              PAGE 9 OF 9 PAGES
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Common Stock equal to the difference between the number of shares which each investor could have purchased based on the adjusted per share purchase price at the investor's original investment amount and the number of shares originally purchased. Each investor may participate in a purchase price adjustment only once during the two-year period. A possible consequence of the investors' right to adjust their purchase price is that the investors could, in the aggregate, control a majority of the voting power of Symphonix.

The description contained in this Item 6 of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement which is incorporated by reference herein and was filed as Exhibit 10.1 to Symphonix's Current Report on Form 8-K filed November 2, 2000.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The following document is filed as an exhibit to this statement:

Common Stock Purchase Agreement dated September 18, 2000, among Symphonix and certain investors, including AE and PPIC, included as Exhibit 10.1 to Symphonix's Current Report on Form 8-K filed November 2, 2000.


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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PATRICOF & CO. MANAGERS INC.

By: /s/ Janet G. Effland                                       January 4, 20001
    -------------------------------------------------
         Name:    Janet G. Effland
         Title:   Vice President


APAX EXCELSIOR VI PARTNERS., L.P.


By:  Patricof & Co. Managers Inc.

By: /s/ Janet G. Effland                                       January 4, 2001
    -------------------------------------------------
         Name:  Janet G. Effland
         Title:   Vice President


APAX EXCELSIOR VI, L.P.


By:  Apex Excelsior VI Partners, L.P.


By:  Patricof & Co. Managers Inc.

By: /s/ Janet G. Effland                                       January 4, 2001
    -------------------------------------------------
         Name: Janet G. Effland
         Title:   Vice President


PATRICOF PRIVATE INVESTMENT CLUB III, L.P.


By:Apax Excelsior VI Partners, L.P.

By: Patricof & Co. Managers Inc.

By: /s/ Janet G. Effland                                       January 4, 2001
    -------------------------------------------------
         Name: Janet G. Effland
         Title:   Vice President


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                                   SCHEDULE A

Patricof & Co. Managers Inc.

    Alan Patricof; Chairman of the Board of Directors, President and Treasurer

    Salem D. Shuchman; Director and Vice President

    George M. Jenkins; Director and Vice President

    Janet G. Effland; Director and Vice President

    Robert M. Chefitz; Director and Vice President

    Gregory M. Case; Director and Vice President

    Thomas P. Hirschfield; Vice President

    David A. Landau; Vice President

    George D. Phipps; Vice President

    Lori F. Rafield; Vice President

    Ted Schell; Vice President

    Paul A. Vais; Vice President

    Arthur Burach; Vice President-Finance and Secretary

    Lawrence G. Goodman, Esq.  Assistant Secretary